Exhibit 7.18

Ningxia Zhongyincashmere International Group Co., Ltd.
Zhongyin Avenue
The Cashmere Industrial Park, Lingwu
Ningxia Province, China

October 28, 2014

Shanda Interactive Entertainment Limited
8 Stevens Road
Singapore 257819
Attn: Mr. Tianqiao Chen

Re: Exclusivity and Release

Ladies and Gentlemen:

Reference is made to the Consortium Agreement, dated as of January 27, 2014 and supplemented on April 18, 2014, April 25, 2014, May 19, 2014 and September 1, 2014 (as supplemented, the “Consortium Agreement”), by and among Shanda Interactive Entertainment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Shanda Interactive” or “you”), Ningxia Zhongyincashmere International Group Co., Ltd. , a company formed under the laws of People’s Republic of China (“Zhongyincashmere” or “we” and together with Shanda Interactive, the “Parties”) and certain other parties set forth therein.

We understand that the Exclusivity Period (as defined in the Consortium Agreement) has expired and would like to offer to enter into the following arrangement and agreement with you.  Please indicate your acceptance by executing this letter.

1. Exclusivity.  During the period beginning on the date hereof and ending on November 25, 2014 (inclusive), the Parties shall work exclusively with each other to continue to undertake an acquisition transaction (the “Transaction”) to acquire Shanda Games Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Nasdaq Stock Market (the “Target”).   Notwithstanding the foregoing provisions of this paragraph 1, to the extent the Target specifically requests that any director of the Target who is an affiliate of Shanda Interactive cooperate in respect of a bona fide written proposal or offer made by any third part(ies) to acquire the Target, and such director determines (solely in his capacity as a director of the board of directors of the Target, and not in his capacity as an affiliate of Shanda Interactive) that he is obligated in such capacity to cooperate with the Target in order to comply with his fiduciary duties under Cayman Islands law, such director may provide such cooperation.

2. Release.  In consideration of the covenants, agreements and undertakings of Shanda Interactive under this letter, Zhongyincashmere, on behalf of itself and its present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors and assigns (collectively, the “Releasors”), hereby releases, waives and forever discharges Shanda Interactive and each of its present and former parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, successors and assigns (collectively, the “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, damages, rights, obligations, costs, expenses, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured (collectively, “Claims”) which any of the Releasors ever had, now have, or may have against any of the Releasees by reason of any matter, cause, or thing whatsoever arising out of, based upon or relating to (i) Shanda Interactive having been a beneficial shareholder of the Target, (ii) the Consortium Agreement, and/or (iii) the Transaction or any transaction similar to the Transaction in which the Parties were members of the buying consortium together with other persons (a “Similar Transaction”) or any proposal or offer thereof or any past, present or future action or non-action relating to the Transaction or any Similar Transaction or any proposal or offer thereof (except for a breach by Shanda Interactive of its obligations under paragraph 1 of this letter), including but not limited to any past, present or future communication, correspondence, promises, commitments, undertakings and agreements, written or oral, by any of the Releasees or between any of the Releasees and any of the Releasors, relating to or in connection with the Transaction or any Similar Transaction or any proposal or offer thereof.  The foregoing release may be raised as a complete bar to any Claim against any of the Releasees by any of the Releasors, and the Releasees may recover from any of the Releasors all costs incurred in connection with such Claim, including attorney’s fees.  Each of the Releasees is irrevocably authorized to produce this letter agreement or a copy hereof to any interested party in any proceeding with respect to the matters covered hereby.

3. Indemnity.  In consideration of the covenants, agreements and undertakings of Shanda Interactive under this letter,  to the fullest extent permitted by law, Zhongyincashmere covenants and agrees to indemnify and hold harmless the Releasees from and against any and all Claims, including reasonable attorneys’ fees and disbursements and all other reasonable expenses incurred in connection therewith, which any of the Releasees may incur or to which any of the Releasees may become subject (“Losses”), insofar as such Losses arise out of or are based upon or relating to (i) Shanda Interactive having been a beneficial shareholder of the Target, (ii) the Consortium Agreement, (iii) the Transaction or any Similar Transaction or any proposal or offer thereof or any action or non-action relating to the Transaction or any Similar Transaction or any proposal or offer thereof, including but not limited to any communication, correspondence, promises, commitments, undertakings and agreements, written or oral, by any of the Releasees or between any of the Releasees and Zhongyincashmere or any of its affiliates, relating to or in connection with the Transaction or any Similar Transaction or any proposal or offer thereof, and/or (iv) the negotiation, execution, delivery or performance of this letter by Shanda Interactive.

4. Complete Agreement; Amendments; Waivers.  This letter constitutes the complete agreement between the Parties with respect to the Transaction, any Similar Transaction or the subject matter hereof, supercedes any previous agreement or understanding between them relating thereto and hereto and may not be modified, altered or amended except as provided herein. This letter can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this letter signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought.

5. Severability.  If any term or other provision of this letter is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this letter shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this letter so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

6. Binding Effect; Third-Party Beneficiaries; Assignment.  This letter shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Nothing in this letter shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this letter, other than paragraphs 2 and 3 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons). No assignment of this letter or of any rights or obligations hereunder may be made by any Party (by operation of law or otherwise) without the prior written consent of the other Party and any attempted assignment without the required consent shall be void.

7. Governing Law.  This letter shall be governed by, and construed and enforced in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8. Dispute Resolution.  Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this letter shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this paragraph 8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9. Section and Other Headings.  The section and other headings contained in this letter agreement are for reference purposes only and shall not affect the meaning or interpretation of this letter agreement.

10. Effectiveness; Counterparts.  This letter shall become effective and the binding obligations of the Parties upon the signing of this letter by both Parties.  This letter may be executed and delivered (including by facsimile transmission, e-mail of .pdf version or delivery of photographic copy via text message or WeChat) in one or more counterparts, all of which when executed and delivered shall be considered one and the same agreement.

[Signature Page follows]

Sincerely,

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
	Name:	Shengming Ma
	Title:	Chairman of the Board

[Signature Page to Letter Agreement]

Agreed to and accepted:

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

[Signature Page to Letter Agreement]